Exhibit 99.1

Ctrip Reports Third Quarter 2013 Financial Results

Shanghai, China, November 5, 2013 - Ctrip.com International, Ltd. (Nasdaq: CTRP), a leading travel service provider of hotel accommodations, ticketing services, packaged tours and corporate travel management in China, today announced its unaudited financial results for the third quarter ended September 30, 2013.

Highlights for the Third Quarter of 2013

•                      Net revenues were RMB1.5 billion (US$252 million) for the third quarter of 2013, up 31% year-on-year.

•                      Gross margin was 75% for the third quarter of 2013, compared to 76% in the same period of 2012.

•                      Income from operations was RMB300 million (US$49 million) for the third quarter of 2013, up 58% year-on-year. Excluding share-based compensation charges (non-GAAP), income from operations was RMB408 million (US$67 million), up 37% year-on-year.

•                      Operating margin was 19% for the third quarter of 2013, compared to 16% in the same period of 2012. Excluding share-based compensation charges (non-GAAP), operating margin was 27%, compared to 25% in the same period of 2012.

•                      Net income attributable to Ctrip’s shareholders was RMB373 million (US$61 million) in the third quarter of 2013, up 92% year-on-year. Excluding share-based compensation charges (non-GAAP), net income attributable to Ctrip’s shareholders was RMB482 million (US$79 million), up 59% year-on-year.

•                      Diluted earnings per ADS were RMB2.44 (US$0.40) for the third quarter of 2013. Excluding share-based compensation charges (non-GAAP), diluted earnings per ADS were RMB3.14 (US$0.51) for the third quarter of 2013.

•                      Share-based compensation charges were RMB109 million (US$18 million), accounting for 7% of the net revenues, or RMB0.70 (US$0.11) per ADS for the third quarter of 2013.

“We are excited to report great results in the third quarter of 2013,” said James Liang, Chairman of the Board and Chief Executive Officer of Ctrip. “We achieved strong growth in our major businesses and just recently saw the daily transaction value from Ctrip’s mobile channels reach a record of RMB 100 million. We expect mobile to become Ctrip’s most important booking platform in the near future, and we will continue to extend our leadership in the online and mobile travel markets in China.”

Third Quarter 2013 Financial Results and Business Updates

For the third quarter of 2013, Ctrip reported total revenues of RMB1.6 billion (US$268 million), representing a 32% increase from the same period of 2012. Total revenues for the third quarter of 2013 increased by 24% from the previous quarter.

Hotel reservation revenues amounted to RMB611 million (US$100 million) for the third quarter of 2013, representing a 34% increase year-on-year, primarily driven by an increase of 40% in hotel reservation volume and partially offset by the decrease of commission per room night. Hotel reservation revenues increased by 20% quarter-on-quarter, primarily driven by hotel reservation volume growth.

Ticketing services revenues for the third quarter of 2013 were RMB604 million (US$99 million), representing a 26% increase year-on-year, primarily driven by an increase of 31% in air ticketing sales volume and partially offset by the decrease of commission per ticket. Ticketing services revenues increased 16% quarter-on-quarter, primarily driven by air ticketing sales volume growth.

Packaged-tour revenues for the third quarter of 2013 were RMB320 million (US$52 million), representing a 43% increase year-on-year due to the increase of leisure travel volume. Packaged-tour revenues increased 71% quarter-on-quarter, primarily due to seasonality.

Corporate travel revenues for the third quarter of 2013 were RMB72 million (US$12 million), representing a 33% increase year-on-year, primarily driven by the increased corporate travel demand from business activities. Corporate travel revenues increased 9% quarter-on-quarter, primarily due to seasonality.

For the third quarter of 2013, net revenues were RMB1.5 billion (US$252 million), representing a 31% increase from the same period of 2012. Net revenues for the third quarter of 2013 increased by 24% from the previous quarter.

Gross margin was 75% in the third quarter of 2013, compared to 76% in the same period of 2012 and remained consistent with that in the previous quarter.

Product development expenses for the third quarter of 2013 increased by 38% to RMB335 million (US$55 million) from the same period of 2012 and by 8% from the previous quarter, primarily due to an increase in product development personnel related expense. Excluding share-based compensation charges (non-GAAP), product development expenses accounted for 20% of the net revenues, increased from 18% in the same period of 2012 and decreased from 22% in the previous quarter.

Sales and marketing expenses for the third quarter of 2013 increased by 17% to RMB355 million (US$58 million) from the same period in 2012 and by 31% from the previous quarter, primarily due to an increase in sales and marketing related activities. Excluding share-based compensation charges (non-GAAP), sales and marketing expenses accounted for 22% of the net revenues, decreased from 25% in the same period of 2012 and increased from 21% in the previous quarter.

General and administrative expenses for the third quarter of 2013 increased by 14% to RMB172 million (US$28 million) from the same period in 2012 and 9% from the previous quarter, primarily due to an increase in administrative related expenses. Excluding share-based compensation charges (non-GAAP), general and administrative expenses accounted for 7% of the net revenues, decreased from 8% in the same period of 2012 and in the previous quarter.

Income from operations for the third quarter of 2013 was RMB300 million (US$49 million), representing an increase of 58% from the same period in 2012 and an increase of 53% from the previous quarter. Excluding share-based compensation charges (non-GAAP), income from operations was RMB408 million (US$67 million), representing an increase of 37% from the same period in 2012 and an increase of 33% from the previous quarter.

Operating margin was 19% in the third quarter of 2013, compared to 16% in the same period of 2012 and in the previous quarter. Excluding share-based compensation charges (non-GAAP), operating margin was 27%, increased from 25% in the same period of 2012 and in the previous quarter.

The effective tax rate for the third quarter of 2013 was 22%, decreased from 24% in the same period of 2012 and 27% in the previous quarter, primarily due to the decrease in the amount of non tax-deductible share-based compensation as a percentage to our income as a whole.

Net income attributable to Ctrip’s shareholders for the third quarter of 2013 was RMB373 million (US$61 million), representing an increase of 92% from the same period in 2012 and an increase of 77% from the previous quarter. Excluding share-based compensation charges (non-GAAP), net income attributable to Ctrip’s shareholders was RMB482 million (US$79 million), representing an increase of 59% from the same period in 2012 and 50% from the previous quarter.

Diluted earnings per ADS were RMB2.44 (US$0.40) for the third quarter of 2013. Excluding share-based compensation charges (non-GAAP), diluted earnings per ADS were RMB3.14 (US$0.51) for the third quarter of 2013.

As of September 30, 2013, the balance of cash and cash equivalents, restricted cash and short-term investment was RMB6.7 billion (US$1.1 billion).

Business Outlook

For the fourth quarter of 2013, the Company expects to continue the net revenue growth year-on-year at a rate of approximately 20-25%. This forecast reflects Ctrip’s current and preliminary view, which is subject to change.

Subsequent Events

In October 2013, Ctrip completed the offering of US$800 million principal amount of convertible senior notes due 2018 (the “notes”). The notes bear an annual interest of 1.25%. The notes will be convertible into Ctrip’s ADSs at the option of the holders, based on an initial conversion rate of 12.7568 of the Company’s ADSs per $1,000 principal amount of notes (equivalent to an initial conversion price of approximately US$78.39 per ADS), which represents an approximately 42.5 % conversion premium over the closing trading price of the Company’s ADSs on October 10, 2013, the date when the offering was priced.

Management Promotions

Ctrip today announced the promotion of Ms. Jenny Wenjie Wu, the current Chief Financial Officer of the Company, to be Chief Strategy Officer in charge of new business development, investor relations and certain other related functions, and the promotion of Ms. Cindy Xiaofan Wang, the current Finance Vice President, to be Chief Financial Officer of the Company in charge of finance, overseas business operation and certain other related functions.

Conference Call

Ctrip’s management team will host a conference call at 7:00PM U.S. Eastern Time on November 5, 2013 (or 8:00AM on November 6, 2013 in the Shanghai/Hong Kong Time) following the announcement.

The conference call will be available on Webcast live and replay at: http://ir.ctrip.com. The call will be archived for one month at this website.

The dial-in details for the live conference call: U.S. Toll Free Number +1.800.219.3192, International dial-in number +1.617.597.5412, Passcode 179 652 61#. For pre-registration, please click

https://www.theconferencingservice.com/prereg/key.process?key=PU7DLU9CY.

A telephone replay of the call will be available after the conclusion of the conference call until November 13, 2013. The dial-in details for the replay: U.S. Toll Free Number +1.888.286.8010, International dial-in number +1.617.801.6888, Passcode 86974702#.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “may,” “will,” “expect,” “anticipate,” “future,” “intend,” “plan,” “believe,” “estimate,” “is/are likely to,” “confident” or other similar statements. Among other things, quotations from management and the Business Outlook section in this press release, as well as Ctrip’s strategic and operational plans, contain forward-looking statements. Ctrip may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission on Forms 20-F and 6-K, etc., in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Ctrip’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, severe or prolonged downturn in the global or Chinese economy, general declines or disruptions in the travel industry, volatility in the trading price of Ctrip’s ADSs, Ctrip’s reliance on its relationships and contractual arrangements with travel suppliers and strategic alliances, failure to further increase Ctrip’s brand recognition to obtain new business partners and consumers, failure to compete against new and existing competitors, failure to successfully manage current growth and potential future growth, risks associated with any strategic investments or acquisitions, seasonality in the travel industry in mainland China, Hong Kong, Macau or Taiwan, failure to successfully develop Ctrip’s corporate travel business, damage to or failure of Ctrip’s infrastructure and technology, loss of services of Ctrip’s key executives, adverse changes in economic and political policies of the PRC government, inflation in China, risks and uncertainties associated with PRC laws and regulations with respect to the ownership structure of Ctrip’s affiliated Chinese entities and the contractual arrangements among Ctrip, its affiliated Chinese entities and their shareholders, and other risks outlined in Ctrip’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F and other filings. All information provided in this press release and in the attachments is as of the date of the issuance, and Ctrip does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

About Non-GAAP Financial Measures

To supplement Ctrip’s unaudited condensed consolidated financial statements presented in accordance with United States Generally Accepted Accounting Principles (“GAAP”), Ctrip uses non-GAAP financial information related to product development expenses, sales and marketing expenses, general and administrative expenses, income from operations, operating margin, net income, and diluted earnings per ordinary share and per ADS, each of which is adjusted from the most comparable GAAP result to exclude the share-based compensation charges recorded under ASC 718, “Compensation-Stock Compensation” for 2013 and 2012. Ctrip’s management believes the non-GAAP financial measures facilitate better understanding of operating results from quarter to quarter and provide management with a better capability to plan and forecast future periods.

Non-GAAP information is not prepared in accordance with GAAP and may be different from non-GAAP methods of accounting and reporting used by other companies. The presentation of this additional information should not be considered a substitute for GAAP results. A limitation of using non-GAAP financial measures is that non-GAAP measures exclude share-based compensation charges that have been and will continue to be significant recurring expenses in Ctrip’s business for the foreseeable future.

Reconciliations of Ctrip’s non-GAAP financial data to the most comparable GAAP data included in the consolidated statement of operations are included at the end of this press release.

About Ctrip.com International, Ltd.

Ctrip.com International, Ltd. is a leading travel service provider of hotel accommodations, ticketing services, packaged tours, and corporate travel management in China. Ctrip aggregates hotel and flight information to enable business and leisure travelers to make informed and cost-effective bookings. Ctrip also helps customers book vacation packages and guided tours. In addition, Ctrip corporate travel management services help corporate clients effectively manage their travel requirements. Since its inception in 1999, Ctrip has experienced substantial growth and become one of the best-known travel brands in China.

For further information, please contact:

Investor Relations

Ctrip.com International, Ltd.

Tel: (+86) 21 3406 4880 X 12928

Email: iremail@ctrip.com

Ctrip.com International, Ltd.

Unaudited Condensed Consolidated Balance Sheets

	December 31, 2012	September 30, 2013	September 30, 2013
	RMB	RMB	USD
	(unaudited)	(unaudited)	(unaudited)

ASSETS
Current assets:
Cash and cash equivalents	3,421,532,962	3,074,316,806	502,339,347
Restricted cash	768,228,577	739,168,630	120,779,188
Short-term investment	1,408,664,335	2,910,609,793	475,589,835
Accounts receivable, net	983,804,403	1,552,182,097	253,624,526
Prepayments and other current assets	999,148,710	1,820,705,017	297,500,822
Deferred tax assets, current	61,840,526	98,208,774	16,047,185

Total current assets	7,643,219,513	10,195,191,117	1,665,880,903

Long-term deposits and prepayments	210,618,310	226,604,505	37,026,880
Land use rights	110,659,284	108,224,205	17,683,694
Property, equipment and software	1,123,937,191	1,367,988,034	223,527,457
Investment	1,437,247,949	1,528,385,821	249,736,245
Goodwill	822,585,341	944,779,314	154,375,705
Intangible assets	321,483,420	358,219,821	58,532,650

Total assets	11,669,751,008	14,729,392,817	2,406,763,534

LIABILITIES
Current liabilities:
Short-term borrowings	453,478,628	536,996,185	87,744,475
Accounts payable	1,023,672,151	1,595,409,419	260,687,814
Salary and welfare payable	229,969,924	291,426,203	47,618,661
Taxes payable	216,456,010	317,400,093	51,862,760
Advances from customers	1,414,865,769	1,932,614,867	315,786,743
Accrued liability for customer reward program	217,548,153	263,195,944	43,005,873
Other payables and accruals	354,153,607	662,629,058	108,272,722

Total current liabilities	3,910,144,242	5,599,671,769	914,979,048

Deferred tax liabilities, non-current	53,309,153	63,206,572	10,327,871
Long-term Debt	1,121,418,000	1,101,600,000	180,000,000

Total liabilities	5,084,871,395	6,764,478,341	1,105,306,919

SHAREHOLDERS’ EQUITY
Share capital	2,979,144	3,023,467	494,031
Additional paid-in capital	3,818,256,227	4,307,320,186	703,810,488
Statutory reserves	103,222,512	103,222,512	16,866,424
Accumulated other comprehensive loss	(58,778,675)	(14,238,203)	(2,326,504)
Retained Earnings	4,515,841,767	5,252,682,050	858,281,381
Treasury stock	(1,891,888,900)	(1,891,888,900)	(309,132,173)

Total Ctrip’s shareholders’ equity	6,489,632,075	7,760,121,112	1,267,993,647

Noncontrolling interests	95,247,538	204,793,364	33,462,968

Total shareholders’ equity	6,584,879,613	7,964,914,476	1,301,456,615

Total liabilities and shareholders’ equity	11,669,751,008	14,729,392,817	2,406,763,534

Ctrip.com International, Ltd.

Unaudited Condensed Consolidated Statements of Comprehensive Income

	Quarter Ended	Quarter Ended	Quarter Ended	Quarter Ended
	September 30, 2012	June 30, 2013	September 30, 2013	September 30, 2013
	RMB	RMB	RMB	USD
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Revenues:
Hotel reservation	457,041,173	510,977,850	610,653,418	99,779,970
Ticketing services **	478,367,942	522,013,771	604,272,344	98,737,311
Packaged tour	223,779,798	187,024,425	319,566,156	52,216,692
Corporate travel	54,073,606	65,944,003	71,852,907	11,740,671
Others	34,085,035	34,190,294	34,141,394	5,578,659

Total revenues	1,247,347,554	1,320,150,343	1,640,486,219	268,053,303

Less: business tax and related surcharges	(74,345,010)	(75,294,640)	(99,510,607)	(16,259,903)

Net revenues	1,173,002,544	1,244,855,703	1,540,975,612	251,793,400

Cost of revenues	(285,960,720)	(309,111,062)	(379,121,709)	(61,947,992)

Gross profit	887,041,824	935,744,641	1,161,853,903	189,845,408

Operating expenses:
Product development *	(243,244,924)	(309,851,724)	(335,461,829)	(54,814,024)
Sales and marketing *	(302,596,451)	(271,244,149)	(354,501,850)	(57,925,139)
General and administrative *	(151,107,619)	(158,708,095)	(172,348,825)	(28,161,573)

Total operating expenses	(696,948,994)	(739,803,968)	(862,312,504)	(140,900,736)

Income from operations	190,092,830	195,940,673	299,541,399	48,944,672

Interest income	54,099,884	43,062,336	52,612,266	8,596,775
Other income	6,104,967	24,056,241	67,808,945	11,079,893

Income before income tax expense and equity in income	250,297,681	263,059,250	419,962,610	68,621,340

Income tax expense	(59,394,448)	(70,419,098)	(92,166,420)	(15,059,873)
Equity in (loss)/income of affiliates	4,792,055	(4,525,873)	24,740,697	4,042,598

Net income	195,695,288	188,114,279	352,536,887	57,604,065

Less: Net (income)/loss attributable to noncontrolling interests	(1,878,491)	22,266,815	20,450,829	3,341,639

Net income attributable to Ctrip’s shareholders	193,816,797	210,381,094	372,987,716	60,945,704

Comprehensive income	365,152,591	208,157,307	443,127,464	72,406,448

Earnings per ordinary share
- Basic	5.82	6.44	11.34	1.85
- Diluted	5.65	5.88	9.74	1.59

Earnings per ADS
- Basic	1.46	1.61	2.84	0.46
- Diluted	1.41	1.47	2.44	0.40

Weighted average ordinary shares outstanding
- Basic	33,287,150	32,677,730	32,887,276	32,887,276
- Diluted	34,283,839	36,573,910	38,745,348	38,745,348

* Share-based compensation charges included are as follows:
Product development	33,671,462	35,003,222	34,621,728	5,657,145
Sales and marketing	14,028,219	12,325,365	11,917,951	1,947,378
General and administrative	60,789,858	63,838,858	62,359,499	10,189,461

** Ticketing services revenues mainly represent revenues from reservations of air tickets, railway tickets and other related services.

Ctrip.com International, Ltd.

Reconciliation of GAAP and Non-GAAP Results

(In RMB, except % and per share information)

	Quarter Ended September 30, 2013
	GAAP Result	% of Net Revenues	Share-based Compensation	% of Net Revenues	Non-GAAP Result	% of Net Revenues

Product development	(335,461,829)	22%	34,621,728	2%	(300,840,101)	20%
Sales and marketing	(354,501,850)	23%	11,917,951	1%	(342,583,899)	22%
General and administrative	(172,348,825)	11%	62,359,499	4%	(109,989,326)	7%
Total operating expenses	(862,312,504)	56%	108,899,178	7%	(753,413,326)	49%

Income from operations	299,541,399	19%	108,899,178	7%	408,440,577	27%

Net income attributable to Ctrip’s shareholders	372,987,716	24%	108,899,178	7%	481,886,894	31%

Diluted earnings per ordinary share (RMB)	9.74		2.81		12.55

Diluted earnings per ADS (RMB)	2.44		0.70		3.14

Diluted earnings per ADS (USD)	0.40		0.11		0.51

	Quarter Ended June 30, 2013
	GAAP Result	% of Net Revenues	Share-based Compensation	% of Net Revenues	Non-GAAP Result	% of Net Revenues

Product development	(309,851,724)	25%	35,003,222	3%	(274,848,502)	22%
Sales and marketing	(271,244,149)	22%	12,325,365	1%	(258,918,784)	21%
General and administrative	(158,708,095)	13%	63,838,858	5%	(94,869,237)	8%
Total operating expenses	(739,803,968)	59%	111,167,445	9%	(628,636,523)	50%

Income from operations	195,940,673	16%	111,167,445	9%	307,108,118	25%

Net income attributable to Ctrip’s shareholders	210,381,094	17%	111,167,445	9%	321,548,539	26%

Diluted earnings per ordinary share (RMB)	5.88		3.04		8.92

Diluted earnings per ADS (RMB)	1.47		0.76		2.23

Diluted earnings per ADS (USD)	0.24		0.12		0.36

	Quarter Ended September 30, 2012
	GAAP Result	% of Net Revenues	Share-based Compensation	% of Net Revenues	Non-GAAP Result	% of Net Revenues

Product development	(243,244,924)	21%	33,671,462	3%	(209,573,462)	18%
Sales and marketing	(302,596,451)	26%	14,028,219	1%	(288,568,232)	25%
General and administrative	(151,107,619)	13%	60,789,858	5%	(90,317,761)	8%
Total operating expenses	(696,948,994)	59%	108,489,539	9%	(588,459,455)	50%

Income from operations	190,092,830	16%	108,489,539	9%	298,582,369	25%

Net income attributable to Ctrip’s shareholders	193,816,797	17%	108,489,539	9%	302,306,336	26%

Diluted earnings per ordinary share (RMB)	5.65		3.16		8.82

Diluted earnings per ADS (RMB)	1.41		0.79		2.20

Diluted earnings per ADS (USD)	0.22		0.13		0.35

Notes for all the condensed consolidated financial schedules presented:

Note 1: The conversion of Renminbi (RMB) into U.S. dollars (USD) is based on the certified exchange rate of USD1.00=RMB6.1200 on September 30, 2013 published by the Federal Reserve Board.